Warburg Pincus Capital Corporation I—B

450 Lexington Avenue

New York, NY 10017

March 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:	Warburg Pincus Capital Corporation I—B
Registration Statement on Form S-1
Filed on February 17, 2021
File No. 333-253212

Ladies and Gentlemen:

This letter sets forth a response of Warburg Pincus Capital Corporation I—B (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated March 2, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response to the numbered comment immediately below the numbered comment.

In addition, concurrently with the submission of this letter, the Company is publicly filing an amendment to the Registration Statement.

Registration Statement on Form S-1 filed February 17, 2021

Exhibits

1.

Staff’s comment: We note that your auditor’s consent included as Exhibit 23.1 references the report dated January 13, 2021. However, the Report of Independent Registered Public Accounting Firm included on page F-2 is dated February 17, 2021. Please obtain and file a new consent from your auditor that references the correct report date.

Response: The Company acknowledges the Staff’s comment and has included a new consent as Exhibit 23.1 to the amendment to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Christopher H. Turner

Christopher H. Turner

Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP
Derek J. Dostal
David Polk & Wardwell LLP

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